UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Boston Communications Group, Inc.

(Name of Subject Company)

Tea Party Acquisition Corp.

a wholly-owned subsidiary of

Megasoft Limited

(Name of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

100582105

(CUSIP Number of Class of Securities)

V. Balasubramanian

Chief Financial Officer

Megasoft Limited

6-3-1192/2/1, Kundanbagh,

Begumpet, Hyderabad 500016

India

Tel: +91 40 23412266

Fax: +91 40 23412006

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with copies to:

Anthony J. Richmond, Esq.

Latham & Watkins LLP

140 Scott Drive

Menlo Park, CA 94025

Tel: (650) 328-4600

Fax: (650) 463-2600

Calculation of Filing Fee

Transaction Valuation:	Amount of Filing Fee:
$65,579,026*	$2,013.28**

*	Estimated for purpose of calculating the filing fee only. The transaction valuation was determined by multiplying the purchase price of $3.60 per share by the sum of (i) the 17,908,251 shares of common stock, par value $0.01 per share, of Boston Communications Group, Inc. (the “Shares”), issued and outstanding as of July 11, 2007; and (ii) the product of (A) the 543,759 Shares that are issuable under outstanding Boston Communications Group, Inc. stock options with an exercise price of less than $3.60 per Share, and (B) the excess of the purchase price of $3.60 per Share over $1.5599, which is the weighted average exercise price of such options.

**	The amount of the filing fee, in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, is calculated by multiplying the transaction valuation by 0.00003070.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identity the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$2,013.28	Filing Party:	Tea Party Acquisition Corp.

Form or Registration No.:	Schedule TO-T	Date Filed:	July 30, 2007

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO, as amended through the date hereof (as amended, the “Statement”), originally filed with the Securities and Exchange Commission (the “SEC”) on July 30, 2007, by Tea Party Acquisition Corp., a Massachusetts corporation (“Purchaser”) and wholly-owned subsidiary of Megasoft Limited, a company incorporated in India under the provisions of the Companies Act, 1956 (“Parent”), relating to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share, including the associated preferred stock purchase rights (collectively, the “Shares”), of Boston Communications Group, Inc., a Massachusetts corporation (the “Company”), at a purchase price of $3.60 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 30, 2007, as amended through the date hereof (as amended, the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which were previously filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Statement, respectively. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Statement.

Miscellaneous

Item 11 of the Statement is amended and supplemented by adding the following at the end thereof:

“On August 27, 2007, Parent issued a press release announcing that Purchaser has extended the Expiration Date of the Offer until 5:00 p.m., New York City time, on Wednesday, August 29, 2007. The Offer had previously been scheduled to expire at 12:00 midnight, New York City time, on Friday, August 24, 2007. The Depositary has advised Parent that approximately 13,960,647 Shares have been validly tendered and not withdrawn in the Offer as of Friday, August 24, 2007, representing approximately 78% of the Company’s outstanding Shares. The Depository also received Notices of Guaranteed Delivery with respect to an additional 1,904,432 Shares, which, together with the foregoing, represent (if such Shares are delivered pursuant to the guaranteed delivery procedures set forth in the Offer to Purchase) approximately 88% of the Company’s outstanding Shares. The full text of the August 27, 2007 press release is attached as Exhibit (a)(1)(J) and is incorporated herein by reference.”

Item 12 of the Statement is amended and supplemented by adding the following:

“(a)(1)(J) Press Release issued on August 27, 2007.”

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 27, 2007

TEA PARTY ACQUISITION CORP.

By:	/s/ V. Balasubramanian
Name:	V. Balasubramanian
Title:	Vice President and Treasurer

EXHIBIT INDEX

Exhibit No.

(a)(1)(A)	Offer to Purchase, dated July 30, 2007.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(G)	Form of Summary Advertisement as published in The New York Times on July 30, 2007.*

(a)(1)(H)	Press Release issued on July 11, 2007 (incorporated by reference to the Schedule TO-C filed by Tea Party Acquisition Corp. with the SEC on July 11, 2007).

(a)(1)(I)	Press Release issued on July 30, 2007.*

(a)(1)(J)	Press Release issued on August 27, 2007

(b)(1)	Debt Commitment Letter, dated July 9, 2007, from ICICI Bank to Megasoft Limited (“Parent”).*

(d)(1)	Agreement and Plan of Merger, dated as of July 11, 2007, among Parent, Tea Party Acquisition Corp. (“Purchaser”) and Boston Communications Group, Inc. (the “Company”) (incorporated by reference to Exhibit 2.1 to the Current Report on 8-K filed by the Company with the SEC on July 11, 2007).

(d)(2)	Tender and Support Agreement, dated as of July 11, 2007, among Parent, Purchaser and each of Paul J. Tobin, Joseph P. Mullaney and Ersin Galioglu.*

(d)(3)	Letter Agreement regarding exclusivity (the “Exclusivity Agreement”), dated May 1, 2007, between Parent and the Company.*

(d)(4)	Amendment to Exclusivity Agreement, dated June 21, 2007, between Parent and the Company.*

(d)(5)	Amendment to Exclusivity Agreement, dated July 6, 2007, between Parent and the Company.*

(d)(6)	Non-Disclosure Agreement, dated November 22, 2005, between the Company and Xius.*

(d)(7)	Complaint filed in the Superior Court for Middlesex County in the Commonwealth of Massachusetts captioned Alex Tarlamis vs. Boston Communications Group, Inc. et al., Case No. 07-2665, filed on July 12, 2007.*

(d)(8)	Complaint filed in the Middlesex County Court in the Commonwealth of Massachusetts captioned Daniel Bates vs. Boston Communications Group, Inc. et al., Case No. 07-2666, filed on July 12, 2007.*

*	Previously filed with the Statement on July 30, 2007.